SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d – 102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS

THERETO FILED PURSUANT TO 13d-2(b)

Appalachian Bancshares, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

037675105

(CUSIP Number)

December 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Appalachian Bancshares, Inc. Employee Stock Ownership Plan With 401(k) Provisions
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Georgia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5 SOLE VOTING POWER 0
6 SHARED VOTING POWER 688,184
7 SOLE DISPOSITIVE POWER 0
8 SHARED DISPOSITIVE POWER 688,184

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 688,184
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES N/A	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 13%
12	TYPE OF REPORTING PERSON EP

The Appalachian Bancshares, Inc. Employee Stock Ownership Plan With 401(k) Provisions (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”). Reliance Trust Company, the Plan Trustee, shares voting and dispositive power with the Plan participants. By the terms of the Plan, the Plan Trustee votes Common Stock allocated to participant accounts as directed by participants. Common Stock held by the Plan, but not yet allocated, is voted by the Plan Trustee. Investment direction may be exercised by the Plan participants and the Plan Trustee.

Item 1(a).	Name of Issuer:

Appalachian Bancshares, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

822 Industrial Boulevard

Ellijay, Georgia 30540

Item 2(a).	Name of Person Filing:

Appalachian Bancshares, Inc. Employee Stock Ownership Plan With 401(k) Provisions

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The business address of the Trustee is:

Reliance Trust Company

1100 Abernathy Road

500 Northpark, Suite 400

Atlanta, Georgia 30328

Item 2(c).	Citizenship:

Georgia

Item 2(d).	Title of Class of Securities:

Common Stock, $0.01 par value per share (the “Common Stock”).

Item 2(e).	CUSIP Number:

CUSIP Number: 037675105

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.
(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.
(d)	☐	Investment company registered under Section 8 of the Investment Company Act.
(e)	☐	An investment advisor in accordance with Rule 13d-1(b)(1)(ii)(E).
(f)	☒	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of Investment Company Act.
(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J)
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If this statement is filed pursuant to Rule 13d-1(c), check this box. ☐

Item 4.	Ownership:

(a)	Amount beneficially owned: 688,184

(b)	Percent of class: 13% (based on shares outstanding as of December 31, 2008)

(c)	Number of shares as to which such person has:

(i)	sole power to vote or direct the vote: N/A

(ii)	shared power to vote or direct the vote: 688,184

(iii)	sole power to dispose or to direct the disposition of: N/A

(iv)	shared power to dispose or direct the disposition of: 688,184

Item 5.	Ownership of Five Percent or Less of a Class:

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Dividends paid on Common Stock and attributable to shares allocated to Plan participants’ accounts may be distributed to such participants as directed by the ESOP Committee and in accordance with the terms of the Plan.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable

Item 8.	Identification and Classification of the Members of the Group:

Not Applicable

Item 9.	Notice of Dissolution of Group:

Not Applicable

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 13, 2009

Signature:	Appalachian Bancshares, Inc. Employee Stock Ownership Plan With 401(k) Provisions

By:	Reliance Trust Company, as Trustee

	By:	/s/ W. David Bates
	Name:	W. David Bates
	Title:	Vice President, Senior Relationship Manager Institutional Services, Fiduciary Administration